

MAIL STOP 3561

July 10, 2009

Mr. Edwin G. Marshall
Chief Executive Officer
Medizone International, Inc.
144 Buena Vista, P.O. Box 742
Stinson Beach, CA 94970

> **Re:** **Medizone International, Inc.**
> **Form 10-K**
> **Filed March 24, 2009**
> **File No. 002-93277-D**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Cover Page

1.   We note that you indicate you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. We also note the Form S-8 filed September 19, 2008. Please refer to number 126.01 of the Compliance and Disclosure Interpretations, Securities Act Forms. Please explain. The C&DI is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. We may have further comment.

Part I

2.   We note the statement on page three that you are developing an "ozone-based technology" for sterilization of hospitals. It is unclear how this technology differs from the ozone and oxygen mixture, described on pages four and five, for which you have suspended seeking FDA approval due in part to the expenses involved. In future filings, please revise to clarify.

Part II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 9

3.   Please provide the disclosure contemplated by Item 701 of Regulation S-K for sales of unregistered securities, including your December 2008 $100,000 share issuance.

Compliance with Section 16(a) of the Exchange Act, page 15

4.   We note your disclosure on page 15 that various Form 5s were expected to be filed in April "once the necessary filing codes are obtained." It does not appear that these filings, which relate to shares held by officers and directors, have been made. Please advise us of the status of these filings.

Consolidated Balance Sheet, page F-2

5.   In future filings, please revise your financial statements to include an audited balance sheet as of the end of the two most recent fiscal years. See Article 8-02 of Regulation S-X.

Form 10-Q for the three months ended March 31, 2009

6.   Please provide the disclosure contemplated by Item 701 of Regulation S-K for the $200,000 share issuance referenced on page 14.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director